Exhibit 99.1

Americas Gold And Silver Corporation Reports First Quarter 2020 Results

TORONTO, May 15, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation ("Americas" or the "Company") (TSX: USA; NYSE American: USAS), a growing North American precious metals producer, today reported consolidated financial and operational results for the first quarter of 2020.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company's website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Operational and First Quarter Financial Highlights

  Relief Canyon continues to ramp-up following first gold pour in February and the Company is focused on achieving commercial production by late Q2-2020 or early Q3-2020.
  Subsequent to Q1-2020, the Company closed a bought deal public offering for gross proceeds of approximately C$28.75 million which provides the Company with available capital to address working capital needs including bringing Relief Canyon into commercial production, particularly in the COVID-19 environment.
  As a result of Relief Canyon being in pre-commercial production, the Cosalá Operations producing for less than a month during the quarter, and the exclusion of operating metrics from the Galena Complex during the Galena recapitalization plan ("Recapitalization Plan"), Q1-2020 revenue was $7.3 million resulting in a net loss of $4.1 million or ($0.03) per share.
  Cosalá production for the first 26 days of Q1-2020 yielded 420 gold equivalent ounces1 or 0.3 million silver equivalent ounces2 at cost of sales of $7.19/oz equivalent silver, by-product cash cost3 of negative ($11.32/oz) silver, and all-in sustaining cost3 of negative ($0.83/oz) silver.
  The Galena Recapitalization Plan is proceeding better than expected with the Company seeing both increased production and encouraging exploration results.
  Outlook for 2021 continues to be 90,000 to 110,000 gold equivalent ounces at expected all-in sustaining costs4 of $900 to $1,100 per gold equivalent ounce.
  At March 31, 2020, the Company had a cash balance of approximately $16.4 million.
  The Company has chosen not to host a conference call to discuss the Q1-2020 results given the limited production and the extensive operations update released on May 4, 2020. The Company will resume the quarterly conference calls following its Q2-2020 results.

"The Company is in a great position to benefit from the strong gold price environment moving forward as we addressed common start-up challenges at Relief Canyon and it continues to ramp-up," said Americas President & CEO Darren Blasutti. "All operating aspects at Relief Canyon are trending positively, the Cosalá Operations should be able to resume production early in the second half of 2020 as we have had several encouraging developments in Mexico and the Galena Recapitalization Plan is proceeding better than expected. The recently completed financing provides the Company with sufficient working capital to bring Relief Canyon to commercial production."

Relief Canyon

The Company issued a press release on May 4, 2020 providing details of the Relief Canyon ramp-up. The Company continues to target commercial production by late Q2-2020 or early Q3-2020 and will be providing more regular updates regarding the operation between now and then.

Since the start of pre-production, approximately 5.2 million tonnes of material have been mined, including 4.2 million tonnes of waste and 1.0 million tonnes of ore. Waste movement is ahead of budget and the operation currently has an ore stockpile of approximately 0.2 million tonnes ahead of the crusher waiting to be placed on the leach pad.

Approximately 0.8 million tonnes of ore have been stacked on the leach pad. Solution flow rates from the pad have continued to increase since the update on May 4, 2020 as the surface area available for leach irrigation has increased.

Cosalá Operations
The Cosalá Operations operated for the first 26 days of the quarter as the operation was negatively impacted by the previously announced illegal blockade since the end of January 2020. As a result, operating results year-over-year were negatively impacted and not generally comparable.

Cosalá Operations Production and Cost Detail
	Q1 2020	Q1 2019
Total ore processed (tonnes milled)	43,253	152,605
Silver grade (grams per tonne)	48	57
Zinc grade (percent)	4.26	4.16
Lead grade (percent)	1.70	1.82
Silver Recovery (%)	58.7	61.7
Zinc Recovery (%)	79.3	80.5
Lead Recovery (%)	74.3	75.6
Silver produced (ounces)	39,117	173,169
Zinc produced (pounds)	3,221,744	11,263,623
Lead produced (pounds)	1,203,720	4,626,233
Gold equivalent produced (ounces)	420	2,085
Silver sold (ounces)	34,693	172,995
Zinc sold (pounds)	3,083,663	10,864,404
Lead sold (pounds)	988,828	4,682,695
Cost of sales ($ per equivalent silver ounce)	$7.19	$4.34
Silver cash cost ($ per silver ounce)	$(11.32)	$(30.48)
All-in sustaining cost ($ per silver ounce)	$(0.83)	$(25.85)

On March 31, 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations. This week the Government of Mexico issued a number of statements that are expected to allow for the re-opening of mining operations starting in June 2020. The Company believes this will provide a pathway for the Cosalá Operations to resume production early in the second half of 2020, including a legal and legitimate labour representative for its workers, allowing for a resolution to the current illegal blockade. The Company's priority continues to be the safety of its workers and the community of Cosalá that have been negatively impacted – first by the illegal blockade and now by COVID-19.

Galena Complex

In addition to providing an update regarding the ramp-up of Relief Canyon, the Company also provided an extensive update regarding the Galena Recapitalization Plan in the May 4, 2020 update, including information regarding the rehabilitation development , equipment purchases, and early drill results from the 39,000-meter drill program.

The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed; the Galena Complex results are not included in the Consolidated Results.

Galena Production
	Q1 2020	Q1 2019
Total ore processed (tonnes milled)	31,910	29,424
Silver grade (grams per tonne)	235	242
Lead grade (percent)	6.60	5.98
Silver Recovery (%)	95.6	96.2
Lead Recovery (%)	92.1	92.5
Silver produced (ounces)	230,275	220,655
Lead produced (pounds)	4,280,527	3,585,196
Gold equivalent produced (ounces)	2,409	2,663
Silver sold (ounces)	237,159	207,168
Lead sold (pounds)	4,378,663	3,282,576

Consolidated Financial and Consolidated Production5 Results

Consolidated operating results from Q1-2020 are generally not comparable to Q1-2019 due to the illegal blockade temporarily halting mining and processing at the Cosalá Operations, and the exclusion of operating results from the Galena Complex as a result of the Recapitalization Plan. Consolidated operating results include only 26 days of production from the Cosalá Operations.

Gross revenue decreased by $10.5 million during Q1-2020 compared to Q1-2019 primarily due to the illegal blockade. This decrease was offset by a $0.9 million increase in silver and lead revenue at the Galena Complex from increased production in the early stages of the Recapitalization Plan.

Consolidated cost of sales was $7.19/oz equivalent silver representing an increase year-over-year, while by-product cash cost was negative ($11.32/oz) silver, and all-in sustaining cost was negative ($0.83/oz) silver, representing increases year-over-year, respectively.

Further information concerning the consolidated and individual mine operations is included in the Company's first quarter Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020 and Management's Discussion and Analysis for the three months ended March 31, 2020.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company's newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Darren Dell, P.Eng., Chief Operating Officer and Niel de Bruin, Director of Geology, who are each employees of the Company and a "qualified person" under National Instrument 43-101, have approved the applicable contents of this news release.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416-848-9503

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver's expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, , its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the resolution and removal of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations, the resolution, easing or removal of the temporary restrictions on all non-essential businesses in Mexico resulting from the COVID-19 pandemic affecting the Company's Cosalá Operations, and the expected use of the net proceeds from the Company's bought deal equity financing. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company's ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Gold equivalent production throughout this press release was calculated based on the average gold spot metal prices and average silver realized metal prices during each respective period.
2 Silver equivalent production throughout this press release was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.
3 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company's 2019 year-end and quarterly MD&A.
4 Net of by-product zinc and lead credits assuming $1.05/lbs zinc and $0.90/lbs lead
5 Throughout this press release, Q1-2020 consolidated production results exclude Q1-2020 from the Galena Complex due to the Recapitalization Plan.